UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                 SEC FILE NUMBER
                                     1-13002

                                  CUSIP NUMBER
                                    37933T209

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  | | Form 10-K   |_| Form 20-F  |_| Form 11-K  [x] Form 10-QSB

              |_|  Form N-SAR

                        For Period Ended: JUNE 30, 2003

            /  /  Transition Report on Form 10-K [ ]
            /  /  Transition Report on Form 20-F [ ]
            /  /  Transition Report on Form 11-K [ ]
            /  /  Transition Report on Form 10-Q [ ]
            /  /  Transition Report on Form N-SAR

       For the Transition Period Ended: _______________________________________


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 Not Applicable
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 PART I - REGISTRANT INFORMATION

 GLOBAL GOLD CORPORATION
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 Full Name of Registrant


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 Former Name if Applicable

 104 FIELD POINT ROAD
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 Address of Principal Executive Officer (Street and Number)

 GREENWICH, CT 06830
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 City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25)b), the following should be completed. (Check box if appropriate) [X] YES [ ] NO

     [x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c)The accountant's statement or other exhibit required by Rule
          12-b-25(C) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

THE REGISTRANT CANNOT FILE ITS FORM 10-QSB WITHIN THE PRESCRIBED TIME PERIOD DUE TO THE POWER OUTAGE IN THE NORTHEAST UNITED STATES.

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          STEPHEN R. FIELD, ESQ.              (212)-681-0870

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (of for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Yes |X| No | |

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No | |

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the Company had a net loss for the quarter ended June 30, 2003 of approximately $62,944 or a net loss of $0.01 per share, which represents a decrease from the net gain of $3,156 for the quarter ended June 30, 2002 or a net loss of $0.00 per share.

     It is anticipated that the Company had a net loss for the six months ended June 30, 2003 of approximately $118,042 or a net loss of $0.02 per share, which represents an increase from the net loss of $13,922 for the six months ended June 30, 2002 or a net loss of $0.00 per share.

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                             GLOBAL GOLD CORPORATION

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2003                  By:  /s/ DRURY J. GALLAGHER
                                        ---------------------------
                                        DRURY J. GALLAGHER
                                        Chairman and Chief Executive Officer